SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

Amendment No. 3

ENGAGESMART, INC.

(Name of the Issuer)

EngageSmart, Inc.

Icefall Parent, Inc.

Vista Equity Partners Fund VIII, L.P.

Vista Equity Partners Fund VIII-A, L.P.

Vista Equity Partners Fund VIII-B, SCSp

Vista Equity Partners Fund VIII GP, L.P.

VEPF VIII GP, LLC

Robert F. Smith

General Atlantic, L.P.

General Atlantic Partners 100, L.P.

General Atlantic Partners (Bermuda) EU, L.P.

GAP Coinvestments III, LLC

GAP Coinvestments IV, LLC

GAP Coinvestments V, LLC

GAP Coinvestments CDA, L.P.

General Atlantic (SPV) GP, LLC

General Atlantic GenPar (Bermuda), L.P.

General Atlantic GenPar, L.P.

GAP (Bermuda) L.P.

General Atlantic (IC), L.P.

General Atlantic (IC) SPV, L.P.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29283F103

(CUSIP Number of Class of Securities)

EngageSmart, Inc. 30 Braintree Hill Office Park Suite 101 Braintree, MA 02184 Tel: (781) 848-3733

Icefall Parent, Inc.

Vista Equity Partners Fund VIII, L.P.

Vista Equity Partners Fund VIII-A, L.P.

Vista Equity Partners Fund VIII-B, SCSp

Vista Equity Partners Fund VIII GP, L.P.

VEPF VIII GP, LLC

Robert F. Smith

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center,

20th Floor

San Francisco, CA 94111

Tel: (415) 765-6500

General Atlantic. L.P.

General Atlantic Partners 100, L.P.

GAP Coinvestments III, LLC

GAP Coinvestments IV, LLC

GAP Coinvestments V, LLC

GAP Coinvestments CDA, L.P.

General Atlantic (SPV) GP, LLC

General Atlantic GenPar, L.P.

General Atlantic (IC), L.P.

General Atlantic (IC) SPV, L.P.

c/o General Atlantic Service Company, L.P.,

55 East 52nd Street, 33rd Floor,

New York, NY 10055

Tel: (212) 715-4000

GAP (Bermuda) L.P. General Atlantic GenPar (Bermuda), L.P. General Atlantic Partners (Bermuda) EU, L.P. Clarendon House, 2 Church Street, Hamilton, Bermuda HM 11 Tel: (441) 295-1422

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Graham Robinson Laura Knoll Chadé Severin Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 Tel: (617) 573-4800	Daniel Wolf David Klein Lee Blum Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Tel: (212) 446-4800	Matthew W. Abbott Christopher J. Cummings Cullen L. Sinclair Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 Tel: (212) 373-3000

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Item 10. Source and Amounts of Funds or Other Consideration	2

Item 15. Additional Information	2

Item 16. Exhibits	2

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) EngageSmart, Inc., a Delaware corporation (“EngageSmart” or the “Company”) and the issuer of the common stock, par value $0.001 per share (the “Company common stock”) that is the subject of the Rule 13e-3 transaction; (2) Icefall Parent, Inc. (formerly known as Icefall Parent, LLC, a Delaware limited liability company) (“Parent”); (3) Vista Equity Partners Fund VIII, L.P., a Delaware limited partnership; (4) Vista Equity Partners Fund VIII-A, L.P. a Delaware limited partnership; (5) Vista Equity Partners Fund VIII-B, SCSp, a Luxembourg special limited partnership; (6) Vista Equity Partners Fund VIII GP, L.P., a Delaware limited partnership; (7) VEPF VIII GP, LLC, a Delaware limited liability company; (8) Robert F. Smith; (9) General Atlantic, L.P., a Delaware limited partnership (“GA LP”); (10) General Atlantic (IC), L.P., a Delaware limited partnership (“GA IC”); (11) General Atlantic (IC) SPV, L.P., a Delaware limited partnership (“GA IC SPV”, and together with GA IC, the “GA IC Funds”); (12) General Atlantic Partners 100, L.P., a Delaware limited partnership (“GAP 100”); (13) General Atlantic Partners (Bermuda) EU, L.P., a Bermuda exempted limited partnership (“GAP Bermuda EU”); (14) GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”); (15) GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”); (16) GAP Coinvestments V, LLC, a Delaware limited liability company (“GAPCO V”); (17) GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”); (18) General Atlantic (SPV) GP, LLC, a Delaware limited liability company (“GA SPV”); (19) General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”); (20) General Atlantic GenPar, L.P., a Delaware limited partnership (“GA GenPar”) and (21) GAP (Bermuda) L.P., a Bermuda exempted limited partnership (“GAP Bermuda LP”, and together with GA LP, GA IC, GA IC SPV, GAP 100, GAP Bermuda EU, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GA SPV, GenPar Bermuda and GA GenPar, “General Atlantic”).

The Transaction Statement relates to the Agreement and Plan of Merger, dated October 23, 2023 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among EngageSmart, Parent and Icefall Merger Sub, Inc. (“Merger Sub”), pursuant to which Merger Sub was merged with and into EngageSmart (the “Merger”), with EngageSmart continuing as the surviving corporation in the Merger. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that, prior to the Merger, the Company was “controlled” by any of the Filing Persons or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, the Transaction Statement and the definitive proxy statement filed under Regulation 14A of the Exchange Act with the SEC pursuant to which the Company solicited proxies from the Company’s stockholders in connection with the Merger (as amended, the “Proxy Statement”) was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, the Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 10. Source and Amounts of Funds or Other Consideration

(a) – (b), (d) Source of funds; Conditions; Borrowed funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 1.01 of the Form 8-K is hereby incorporated by reference.

Item 15. Additional Information

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On January 23, 2024, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to (1) approve a proposal to adopt the Merger Agreement and (2) approve, on a non-binding, advisory basis, the compensation that will or may become payable by the Company to its named executive officers in connection with the Merger.

On January 26, 2024, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the Company became a subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), in accordance with the terms and conditions set forth in the Merger Agreement, each share of Company common stock issued and outstanding immediately prior to the Effective Time (other than certain shares specified in the Merger Agreement), was canceled and extinguished and converted into the right to receive cash in an amount equal to $23.00 in cash per share (the “Per Share Price”), without interest thereon.

In addition, at the Effective Time, (1) each outstanding Company Option (as defined in the Merger Agreement), to the extent then vested, was canceled and converted into the right to receive an amount (without interest) in cash equal in value to (A) the total number of shares of Company common stock subject to such Company Option multiplied by (B) the excess, if any, of the Per Share Price over the exercise price per share underlying such Company Option; (2) each outstanding Company RSU, to the extent then vested or vested but not yet settled, was canceled and converted into the right to receive an amount (without interest) in cash equal in value to (A) the total number of shares of Company common stock subject to such Company RSU immediately prior to the Effective Time multiplied by (B) the Per Share Price; and (3) each outstanding and unvested Company RSU was canceled and converted into the contingent right to receive from Parent or the Surviving Corporation a converted cash award (a “Converted Cash Award”) with respect to an aggregate amount in cash equal in value to (A) the total number of shares of Company common stock subject to such unvested Company RSU immediately prior to the Effective Time multiplied by (B) the Per Share Price, which Converted Cash Award will remain subject to the same vesting terms and conditions of the corresponding Company RSU.

On January 26, 2024, the Company notified the New York Stock Exchange (the “NYSE”) that the Merger had been completed. As a result, the NYSE suspended trading of Company common stock prior to the opening of trading on January 26, 2024. The Company requested that the NYSE file with the SEC a notification of removal from listing and registration on Form 25 with respect to the delisting of all shares of Company common stock from the NYSE and the deregistration of such shares under Section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. Following the effectiveness of the Form 25 with respect to the delisting, the Company intends to file with the SEC a certification on Form 15 requesting the termination of registration of Company common stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Exchange Act.

In addition, on January 26, 2024, the Company issued a press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed concurrently with the SEC, and is incorporated by reference herein as Exhibit (a)(5)(ii) hereto.

Item 16. Exhibits

The following exhibits are filed herewith:

(a)(2)(i) Definitive Proxy Statement of EngageSmart, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed on December 19, 2023 and incorporated herein by reference).

(a)(2)(ii) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii) Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iv) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(v) Employee FAQs, dated October 23, 2023 (included in Schedule 14A filed on October  23, 2023 and incorporated herein by reference).

(a)(2)(vi) LinkedIn Post, dated October 23, 2023 (included in Schedule 14A filed on October  23, 2023 and incorporated herein by reference).

(a)(2)(vii) Email to Employees, dated October 23, 2023 (included in Schedule 14A filed on October 23, 2023 and incorporated herein by reference).

(a)(2)(viii) Message to SimplePractice Employees, dated October 27, 2023 (included in Schedule 14A filed on October 27, 2023 and incorporated herein by reference).

(a)(2)(ix) Current Report on Form 8-K, dated October 23, 2023 (included in Schedule 14A filed on October 23, 2023 and incorporated herein by reference).

(a)(2)(x) Current Report on Form 8-K, dated October 23, 2023 (included in Schedule 14A filed on October 23, 2023 and incorporated herein by reference).

(a)(5)(i) Current Report on Form 8-K, dated January 26, 2024 (filed on January  26, 2024 and incorporated herein by reference).

(a)(5)(ii) Press Release, dated January 26, 2024 (included in EngageSmart’s Current Report on Form 8-K filed on January 26, 2024 and incorporated herein by reference).

(b)(i)+ Equity Commitment Letter, dated October  23, 2023, executed by Vista Equity Partners Fund VIII, L.P. and accepted and agreed to by Parent.

(c)(i) Opinion of Evercore Group L.L.C., dated October 23, 2023 (included as Annex B to the Definitive Proxy Statement and incorporated herein by reference).

(c)(ii)+ Discussion Materials of Evercore Group L.L.C. to the Special Committee, dated October  23, 2023.*

(c)(iii)+ Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated August  29, 2023.*

(c)(iv)+ Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated August  31, 2023.*

(c)(v)+ Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated September  5, 2023.

(c)(vi)+ Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated September  26, 2023.*

(c)(vii)+ Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated October  4, 2023.

(c)(viii)+ Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated October  20, 2023.*

(c)(ix)+ Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated October  22, 2023.

(d)(i) Agreement and Plan of Merger, dated as of October 23, 2023, by and among the Company, Parent and Merger Sub (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(ii) Support Agreement, dated as of October 23, 2023, by and among Parent, the Company, General Atlantic (IC), L.P. and General Atlantic (IC) SPV, L.P. (included as Annex C to the Proxy Statement and incorporated herein by reference).

(d)(iii) Support Agreement, dated as of October 23, 2023, by and among Parent, the Company, Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC and Summit Investors I (UK), L.P. (included as Annex D to the Proxy Statement and incorporated herein by reference).

(d)(iv)+ Limited Guarantee, dated October  23, 2023, between Vista Equity Partners Fund VIII, L.P. and EngageSmart, Inc.

(f)+ Section 262 of the Delaware General Corporation Law.

107+ Filing Fee Table.

+	Previously filed with the Transaction Statement on November 20, 2023.
*	Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2024

ENGAGESMART, INC.

By:	/s/ Cassandra Hudson
Name: Cassandra Hudson
Title: Chief Financial Officer

[Signature Page to SC 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2024

ICEFALL PARENT, INC.

By:	/s/ Jeffrey Wilson
Name: Jeffrey Wilson
Title: Vice President

ICEFALL MERGER SUB, INC.

By:	/s/ Jeffrey Wilson
Name: Jeffrey Wilson
Title: Vice President

[Signature Page to SC 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2024

VISTA EQUITY PARTNERS FUND VIII, L.P.

By:	Vista Equity Partners Fund VIII GP, L.P.
Its:	General Partner

By:	VEPF VIII GP, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA EQUITY PARTNERS FUND VIII-A, L.P.

By:	Vista Equity Partners Fund VIII GP, L.P.
Its:	General Partner

By:	VEPF VIII GP, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA EQUITY PARTNERS FUND VIII-B, SCSp

By: Its:	Vista Equity Partners Fund VIII GP, L.P. General Partner

By:	VEPF VIII GP, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith Title: Managing Member

[Signature Page to SC 13e-3]

VISTA EQUITY PARTNERS FUND VIII GP,
L.P.

By:	VEPF VIII GP, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VEPF VII GP, LLC

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

/s/ Robert F. Smith
Robert F. Smith

[Signature Page to SC 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2024

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC PARTNERS 100, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (Bermuda) GP LIMITED, its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

[Signature Page to SC 13e-3]

GAP COINVESTMENTS III, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS IV, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS V, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

[Signature Page to SC 13e-3]

GENERAL ATLANTIC (SPV) GP, LLC

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

[Signature Page to SC 13e-3]

GENERAL ATLANTIC (IC), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP (BERMUDA) L.P.

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC (IC) SPV, L.P.

By:	GENERAL ATLANTIC (IC) (SPV) GP, LLC, its general partner

By:	GENERAL ATLANTIC (IC), L.P., its sole member

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

[Signature Page to SC 13e-3]